1-8918



SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K
Annual Report

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

SunTrust Banks, Inc. 401(k) Plan

SunTrust Banks, Inc.
303 Peachtree Center Avenue
Suite 275
Atlanta, GA 30303

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-86306) of SunTrust Banks, Inc. of our report dated June 28, 2004 relating to the financial statements of the SunTrust Banks, Inc. 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 28, 2004

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with ERISA and examined by independent auditors (attached),

2. Consent of Independent Auditors (attached), and

3. Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

For: SunTrust Banks, Inc. 401(k) Plan

Jorge Arrieta
SunTrust Banks, Inc.
Senior Vice President
Controller

Date: June 28, 2004

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the SunTrust Banks, Inc. 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jorge Arrieta, Controller of SunTrust Banks, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Jorge Arrieta
Senior Vice President
Controller

Date: 6/28/04

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 11-K for the SunTrust Banks, Inc. 401(k) Plan (the "Plan") for the fiscal year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Mary T. Steele, Senior Vice President, Human Resources Director of SunTrust Banks, Inc., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Mary T. Steele
Senior Vice President
Human Resources Director

Date: 6-28-04


SEC MAIL PROCESSING
RECEIVED
JUN 2 9 2004
179
SECTION

SunTrust Banks, Inc.
401(k) Plan

Financial Statements and Supplemental Schedules
December 31, 2003 and 2002

Contents

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.



PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
SunTrust Banks, Inc. 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan (the "Plan") at December 31, 2003 and December 31, 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) and Schedule H, Line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
June 28, 2004

SunTrust Banks, Inc. 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets		
Investments, at fair value		
Plan interest in SunTrust common stock fund		
Participant directed	$ 560,735,770	$ 491,550,064
Non-participant directed		
SunTrust Banks, Inc Common Stock	465,012,222	363,785,122
STI Classic Prime Quality Money Market Mutual Fund	3,787,526	3,655,208
Total Plan interest in SunTrust common stock fund	1,029,535,518	858,990,394
Mutual funds	458,358,502	350,672,075
Money market mutual fund	85,460,027	84,074,179
Collective trust fund	59,207,735	28,932,961
Loans due from participants	50,018,939	47,222,499
Total investments	1,682,580,721	1,369,892,108
Cash	5,890,849	3,782,766
Receivables		
Securities sold	5,306,130	674,682
Accrued interest and dividends	251,011	320,868
Employer contributions	4,956,731	5,375,681
Total receivables	10,513,872	6,371,231
Total Assets	1,698,985,442	1,380,046,105
Liabilities		
Due to broker for securities purchased	2,383,443	2,217,879
Due to participants	258,868	318,569
Total liabilities	2,642,311	2,536,448
Net assets available for benefits	**$ 1,696,343,131**	**$ 1,377,509,657**

The accompanying notes are an integral part of these financial statements.

SunTrust Banks, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions	
Contributions	
Participant and rollover	$ 88,580,320
Employer	43,822,529
Total contributions	132,402,849
Dividends	31,417,568
Net appreciation in fair value of investments	301,179,401
Total additions	464,999,818
Deductions	
Cash distributions to participants	(109,594,819)
In-kind distributions to participants	(36,571,525)
Total deductions	(146,166,344)
Net increase	318,833,474
Net assets available for benefits, beginning of year	1,377,509,657
Net assets available for benefits, end of year	**$ 1,696,343,131**

The accompanying notes are an integral part of these financial statements.

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the "Plan") is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and plan document for a more complete description.

The Plan document provides that the Plan will be administered by a committee (the "Plan Committee") appointed by the Board of Directors of SunTrust Banks, Inc. (the "Company").

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, or on-call is eligible to participate in the Plan for purposes of making deferrals as of the first day of the second calendar month following the date that the eligible employee was hired. Employees who elect to participate are immediately 100% vested.

Contributions

Prior to January 1, 2003, a participant could elect to contribute from 2% to 15% of compensation, as defined, subject to certain limitations. Participants could change their deferral rate monthly. The Company makes matching contributions equal to 50% of participant's contributions up to a maximum of 6% of participant compensation. Company contributions are made in the form of Company common stock with cash contributed for fractional shares. The Plan was a combination cash or deferred arrangement under IRC Section 401(a) and 401(k) that included matching contributions under IRC Section 401(m) and an Employee Stock Ownership Plan ("ESOP") under IRC Section 409 and 4975(e)(7).

Effective January 1, 2003, the Plan was redesigned to comply with safe harbor requirements under IRC Section 401(k) (12) and 401(m) (11), so that the entire Plan is exempt from non-discrimination testing. Under the Plan's provisions, participant deferrals are permitted on 1% to 20% of compensation, as defined, matching contributions will be made in an amount equal to 100% of the first 3% and 50% of the next 2% of eligible compensation (for a maximum employer match of 4%) contributed by each participant, and the eligibility for receiving matching contributions has been changed to match the eligibility requirements for making elective deferrals. Participants also have the option to contribute additional amounts if they are age 50 or older.

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match, distributions, loans, and the allocation of Plan earnings. The allocation of Plan earnings is based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

Investment Options

Participants in the Plan may direct their contributions and any roll-over contributions among various investment options in 1% increments. Changes in investment elections may be made on a daily basis. Descriptions of the investment options (all of which are related-party Company sponsored funds) available to participants are as follows:

SunTrust Common Stock Fund
This fund is invested primarily in shares of common stock of the Company with less than 1% of the fund being invested in the STI Classic Prime Quality Money Market Fund.

STI Classic Small Cap Growth Stock Fund
The fund seeks to provide long-term capital appreciation by investing primarily in U.S. companies with market capitalizations of at least $3 billion that demonstrate above average potential.

STI Classic Value Income Stock Fund
The fund seeks to provide current income with the secondary goal of achieving capital appreciation by investing primarily in equity securities.

STI Classic Investment Grade Bond Fund
The fund seeks to provide a high level of total return through current income and capital appreciation, consistent with the preservation of capital. This is primarily achieved through investing in corporate investment grade bonds and U.S. government securities.

STI Classic Short- Term Bond Fund
The fund seeks to provide a high level of total return through the investment in short to intermediate term investment grade fixed income securities.

STI Classic Prime Quality Money Market Mutual Fund
The fund seeks to provide a high level of current income consistent with the preservation of capital and liquidity by investing exclusively in high-quality money market instruments. The fund's maturity structure will average 90 days or less.

STI Classic Growth and Income Fund
The fund seeks to provide long-term capital appreciation and, as a secondary objective, current income by investing primarily in domestic common stocks and ADR's of companies with market capitalizations of at least $1.5 billion.

STI Classic Capital Appreciation Fund
The fund seeks to provide capital appreciation by investing primarily in a portfolio of common stocks, warrants and securities convertible into common stock that, in its advisor's opinion, are undervalued in the marketplace at the time of purchase.

SunTrust 500 Index Fund
The fund seeks to provide results that correspond to the price and yield performance of publicly traded stocks represented by the Standard & Poor's 500 Composite Stock Price Index.

SunTrust Mid-Cap Equity Fund
The fund seeks long-term capital growth by investing primarily in the stocks of companies with market capitalization between $500 million and $10 billion.

Under the terms of the Plan, company contributions are invested in the SunTrust Common Stock Fund and are not available for transfer until after a participant reaches age 55 (see Note 3 for disclosure of nonparticipant-directed amounts).

The Trustee
SunTrust Bank ("Trustee"), a wholly-owned subsidiary of the Company, serves as the trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of all investments held by the Plan.

Loans to Participants
The Plan allows its participants to borrow funds at a rate of interest determined by the Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2003, interest rates ranged from 5.25% to 11.0%. Participants are charged administrative fees for the processing of any loan.

Benefits
Distributions may begin at age 59½, upon election of the participant and subject to certain exceptions, such as death, disability, termination of employment, or hardship. Participants may elect to receive either a lump-sum distribution or periodic installments for a fixed period not to exceed 9 years.

Plan Termination
The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. In the event of Plan termination, the participants' account balances are nonforfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Valuation of Investments
Investments in the SunTrust Common Stock Fund ("SunTrust Fund") are valued at the daily unit value of the SunTrust Fund and is determined daily and calculated by the recordkeeper of the Plan. Investments in mutual funds and collective trust funds are valued each business day at their reported net asset value. Loans to participants are carried at their outstanding balance, which approximates fair value.

The Plan's investments are exposed to different risks, such as interest rate, credit, and overall market volatility risks. Due to these risks, it is reasonably possible that changes in the values of the investments held by the Plan will occur in the near term, and such changes could materially affect the value of the investments reported in the accompanying financial statements and participant account balances.

Investment Transactions and Income
Investment transactions are recorded on the trade date. Realized gains/losses are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-date basis. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in dividends in the accompanying financial statements.

Plan Expenses
Expenses for purchases and sales of trust assets may be paid by the Plan. Any taxes that may be levied or assessed against the Trustee related to the Plan may also be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2003, all administrative expenses for the Plan were paid by the Company.

Benefit Payments
Distributions to participants are recorded when payment is made. Distribution of all shares in SunTrust Common Stock, with cash for any fractional shares, is also a form of benefit payments in-kind. The recordkeeper uses the closing price on the day the distribution is processed to calculate the number of shares.

Forfeitures
No forfeitures exist because participants are immediately 100% vested in employer contributions.

3. Investments
The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2003 are as follows:

Plan interest in SunTrust common stock fund	$ 1,029,535,518	*
STI Classic Capital Appreciation Fund	138,386,454	
STI Classic Fund Small Cap	96,689,972	
STI Classic Prime Quality Money Market Mutual Fund	85,460,027	
STI Classic Growth and Income Fund	95,554,089	

* These amounts include non-participant directed investments of $465,012,222 and $3,787,526 in nontransferable SunTrust common stock and STI Classic Prime Quality Money Market Mutual Fund, respectively, allocated to participants' accounts. The employer contribution amounts may not be transferred by participants until the earlier of reaching age 55, terminating employment or upon the participant's death. However, in the event that the participant leaves their account balance in the Plan, they are still restricted from diversifying the employer stock portion of their account until age 55.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, excluding loans to participants, as well as held during the year) appreciated in fair value as follows (in thousands):

	Net Appreciation in Fair Value During Year	Quoted Market Value at End of Year
Year ended December 31, 2003		
SunTrust common stock fund	$ 214,311	$ 1,029,536
Mutual funds	76,255	458,359
Money market mutual fund	-	85,460
Collective trust fund	10,613	59,208
	$ 301,179	$ 1,632,563

The net assets available for benefits as of December 31, 2003 and the changes therein for the year ended December 31, 2003 for the entire SunTrust common stock fund (both non-participant and participant-directed portions) are reported below (in thousands):

Investments:	
SunTrust Banks, Inc. common stock	$ 1,021,218
STI Classic Prime Quality Money Market Mutual Fund	8,318
Due from broker for sales of securities and other	5,152
Due to the Plan	(5,152)
Net assets available for plan benefits	$ 1,029,536
Changes in net assets available for plan benefits:	
Employer contributions	$ 44,241
Employee roll-over contributions	25,766
Distributions to participants	(109,440)
Income earned	26,754
Investment gains	214,311
Transfers to other funds and net loan activity	(31,086)
Net decrease during year	$ 170,546

4. Party-In-Interest Transactions

All investments and income relating to all investments held by the Plan are transactions with parties-in-interest. The Company's contributions may be made in cash or in common stock. During 2003, all of the Company's contributions were made in Company common stock with cash contributions made for fractional shares of common stock. At December 31, 2003, the Plan held 14,282,765, shares of Company common stock, which represented an ownership interest in the Company of less than 5.2% of the Company's outstanding shares at that date.

5. Tax Status

The Plan has received an updated favorable determination letter dated January 23, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code as of that time. The Plan Committee and the Plan's legal counsel believe that the Plan remains qualified and the related trust was tax-exempt as of December 31, 2003.

6. Subsequent Events

The Company purchased Seix Investment Advisors on May 29, 2004. The Seix 401(k) plan is being terminated and effective July 1, 2004, the 64 plan participants will become eligible to participate in the Plan.

SunTrust Banks, Inc. 401(k) Plan

EIN 58-1575035, Plan 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
*SunTrust Banks, Inc.	Plan interest in SunTrust common stock fund		
	14,282,765 Shares of SunTrust Banks, Inc., common stock	$ 521,293,637	$ 1,021,217,698
	8,317,820 Shares of STI Classic Prime Money Market Fund		8,317,820
	Total Plan interest in SunTrust common stock fund		1,029,535,518
	Mutual Funds		
	11,380,464 Shares of STI Classic Capital Appreciation Fund	(a)	138,386,454
	6,658,821 Shares of STI Classic Growth and Income Fund	(a)	95,554,089
	4,910,613 Shares of STI Classic Small Cap Growth Stock Fund	(a)	96,689,972
	4,640,671 Shares of STI Classic Investment Grade Bond Fund	(a)	49,098,304
	3,374,946 Shares of STI Classic Value Income Stock Fund	(a)	37,563,160
	2,567,344 Shares of STI Classic Short-term Bond Fund	(a)	25,545,081
	1,517,247 Shares of STI Classic Mid Cap Value Equity Fund	(a)	15,521,442
	Total Mutual Funds		458,358,502
	85,460,027 Shares of STI Classic Prime Quality Money Market Mutual Fund	(a)	85,460,027
	7,106,815 Shares of SunTrust 500 Index Fund	(a)	59,207,735
**Participant loans			50,018,939
	Total investments		$ 1,682,580,721

*Party-in-interest, as defined by ERISA.

**Participant loans from Plan participants are due at various times, with interest rates from 5.25% to 11.0%.

(a) Information not required by ERISA.

The accompanying notes are an integral part of this schedule.

SunTrust Banks, Inc. 401(k) Plan

EIN 58-1575035, Plan 002

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2003

Identity of Party Involved	Description of Assets	Purchase Price	Sales: Selling Price	Sales: Cost of Assets	Sales: Net Gain (Loss)
*SunTrust Banks, Inc.	SunTrust Banks, Inc. Common Stock				
	72 Purchases	$ 78,885,032	N/A	N/A	N/A
	194 Sales	N/A	$ 130,158,626	$ 73,576,225	$ 56,582,401
	STI Classic Prime Quality Money Market Mutual Fund				
	127Purchases	$ 49,281,951	N/A	N/A	N/A
	137 Sales		$ 47,895,104	$ 47,895,104	$ -

*Party-in-interest transactions, as defined by ERISA.

The accompanying notes are an integral part of this schedule.